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U... SECURITIES AN... N
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NOV 27 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49851

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anthem Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 Rouser Road
(No. and Street)

Coraopolis	PA	15108-2719
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Black (412) 262-1680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stokes & Hinds, LLC
(Name – *if individual, state last, first, middle name*)

9401 McKnight Road, Suite 205	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COMMONWEALTH OF PENNSYLVANIA
COUNTY OF ALLEGHENY

OATH OR AFFIRMATION

I, Karen A. Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anthem Securities, INc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President / Fin Op

Title

Sworn and subscribed to before me this 26th day of November, 2002.

Notary Public

Notarial Seal
Lucia Romanello, Notary Public
Moon Twp., Allegheny County
My Commission Expires Sept. 23, 2004
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, John S. Coffey, President of Anthem Securities, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ANTHEM SECURITIES, INC. as of September 30, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer "except as follows:"

N/A

John S. Coffey, President

Subscribed and sworn to before me

This 26th day of November, 2002

In and for the County of Allegheny
State of Pennsylvania.

My Commission Expires:

Notarial Seal
Lucia Romanello, Notary Public
Moon Twp., Allegheny County
My Commission Expires Sept. 23, 2004
Member, Pennsylvania Association of Notaries

(Seal)

ANTHEM SECURITIES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

September 30, 2002 and 2001

TABLE OF CONTENTS

Stokes & Hinds, LLC

Certified Public Accountants
& Business Advisors

Members:
American and Pennsylvania Institutes
of Certified Public Accountants

Division for CPA Firms:
SEC Practice Section

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Anthem Securities, Inc.

We have audited the accompanying statements of financial condition of Anthem Securities, Inc. (the "Company") as of September 30, 2002 and 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anthem Securities, Inc. as of September 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stokes & Hinds, LLC

October 31, 2002

9401 McKnight Road
Pittsburgh, Pennsylvania
15237-6000

Phone 412-364-0590

Voice Mail 412-364-6070

Fax 412-364-6176

www.stokes-hinds.com

ANTHEM SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

September 30, 2002 and 2001

ASSETS

	2002	2001
Cash	$ 78,142	$ -
Commissions receivable	-	68,535
Prepaid tax deposits	400	-
Due from parent	20,217	22,106
Deferred tax asset	-	646
	$ 98,759	$ 91,287

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
LIABILITIES		
Cash overdraft	$ -	$ 10,702
Due to affiliates	13,253	-
	13,253	10,702
STOCKHOLDER'S EQUITY		
Common stock, $1 stated value, 500 shares authorized, issued and outstanding	500	500
Paid in capital	134,265	134,265
Retained earnings (deficit)	(49,259)	(54,180)
	85,506	80,585
	$ 98,759	$ 91,287

See accompanying notes.

ANTHEM SECURITIES, INC.

STATEMENTS OF INCOME

Years Ended September 30, 2002 and 2001

	2002	2001
REVENUES		
Commissions	$ 4,219,825	$ 4,515,522
Interest and other income	7,456	10,941
	4,227,281	4,526,463
EXPENSES		
Program commissions	4,219,825	4,515,522
Legal and accounting	-	8,307
License and filing fees	-	15,475
Other operating expenses	-	648
	4,219,825	4,539,952
NET INCOME(LOSS) BEFORE INCOME TAXES	7,456	(13,489)
INCOME TAXES		
Current income taxes(benefit)	1,889	(8,438)
Deferred income taxes	646	3,852
	2,535	(4,586)
NET INCOME(LOSS)	$ 4,921	$ (8,903)

See accompanying notes.

ANTHEM SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended September 30, 2002 and 2001

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
BALANCE AT OCTOBER 1, 2000	$ 500	$ 134,265	$ (45,277)	$ 89,488
Net loss	-	-	(8,903)	(8,903)
BALANCE AT SEPTEMBER 30, 2001	500	134,265	(54,180)	80,585
Net income	-	-	4,921	4,921
BALANCE AT SEPTEMBER 30, 2002	$ 500	$ 134,265	$ (49,259)	$ 85,506

See accompanying notes.

ANTHEM SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years Ended September 30, 2001 and 2000

	2002	2001
OPERATING ACTIVITIES		
Net income(loss)	$ 4,921	$ (8,903)
Adjustments to reconcile net income(loss) to net cash used by operating activities		
Deferred taxes	646	3,852
(Increase)decrease in:		
Due from parent	1,889	(8,438)
Commissions receivable	68,535	(68,535)
Prepaid tax deposits	(400)	-
Increase(decrease) in:		
Due to affiliates	13,253	(17,803)
NET CASH PROVIDED(USED) BY OPERATING ACTIVITIES	88,844	(99,827)
CASH(OVERDRAFT) AT BEGINNING OF YEAR	(10,702)	89,125
CASH(OVERDRAFT) AT END OF YEAR	$ 78,142	$ (10,702)
SUPPLEMENTAL INFORMATION		
Income taxes paid	$ -	$ -
Interest paid	$ -	$ -

See accompanying notes.

ANTHEM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2002 and 2001

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Anthem Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers, Inc.

Anthem Securities, Inc. is a wholly owned subsidiary of AIC, Inc., a wholly owned subsidiary of Atlas America, Inc. Atlas America, Inc. is a wholly owned subsidiary of Resource America, Inc., the parent company. The Company was organized as a broker-dealer to sell direct participation interests in oil and gas limited or general partnerships in which a subsidiary of Atlas America, Inc. is the managing general partner. Substantially all of the Company's revenues are derived from the commissions on the sale of partnership units in partnerships sponsored by a subsidiary of Atlas America, Inc.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Securities Transactions - The Company sells direct participation interests in oil and gas limited or general partnerships on a commission basis. The Company does not collect any cash from customers; rather, cash is paid by customers directly to the issuing partnerships. The issuing partnership pays the commission directly to the Company.

Generally accepted accounting principles require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis. In keeping with industry practices, the Company records such transactions on a settlement date basis. The difference between the two methods was not significant to the financial statements at September 30, 2002 and 2001.

Income Taxes - Anthem Securities, Inc. joins with AIC, Inc. in filing a consolidated federal income tax return with Resource America, Inc. Generally, the consolidated current federal income tax liability is settled between the Company and its parent as if the Company had filed separate returns.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ANTHEM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2002 and 2001

NOTE C - RELATED PARTY TRANSACTIONS

Commissions Received and Paid

All of the Company's commission income is derived from the commissions on the sale of partnership units sponsored by a subsidiary of Atlas America, Inc. Commission rates vary between 10.5% and 13.5% on the gross proceeds of the sale. Under an agreement with the partnerships, the Company retains .5% of the gross proceeds from each transaction as its earnings.

During the years ended September 30, 2002 and 2001, the Company waived its right to the .5% commission retainage.

Operating and Administrative Costs

The Company entered into an agreement with its parent company, AIC, Inc., establishing that AIC, Inc. is responsible for contributing capital to cover all operating and overhead expenses, as well as certain administrative expenses, of the Company. The agreement also states that the Company is in no way obligated to repay AIC, Inc. for such contributions. During the years ended September 30, 2002 and 2001, Anthem Securities contributed $-0- and $24,430 towards the payment of its operating and administrative expenses.

NOTE D - INCOME TAXES

Income tax expense (benefit) for the years ended September 30, 2002 and 2001 is summarized as follows:

	2002	2001
Federal:		
Current income tax expense (benefit)	$1,889	$(8,438)
Deferred income tax expense (benefit)	646	3,852
State:		
Current income tax expense (benefit)	-	-
Deferred income tax expense (benefit)	-	-
Total	$2,535	$(4,586)

The components of net deferred tax assets are as follows:

	2002	2001
Amortization of organizational costs	$ -	$ 4,498

As disclosed in Note B, the Company joins with its parent in filing a consolidated federal tax return. Deferred tax assets derived from net operating losses of the Company are included in "Due from Parent" on the statement of financial condition

NOTE E - CONCENTRATION OF CREDIT RISK

At various times during the years ended September 30, 2002 and 2001, the Company maintained bank accounts with statement balances in excess of the FDIC insured amount of $ 100,000 in one Pittsburgh bank.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The following summarizes the Company's compliance with these regulations.

	2002	2001
Net capital	$78,542	$57,833
Excess net capital	$73,542	$52,833
Net capital ratio	.17 to 1	.19 to 1

NOTE G - REGULATORY EXEMPTIONS

The Company is a broker-dealer exempt from Securities and Exchange Commission Rule 15c3-3 and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report. The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i).

SUPPLEMENTARY INFORMATION

Stokes & Hinds, LLC

Certified Public Accountants
& Business Advisors

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Anthem Securities, Inc.

We have audited the accompanying financial statements of Anthem Securities, Inc. as of and for the year ended September 30, 2002, and have issued our report thereon dated October 31, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule for the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stokes & Hinds, LLC

October 31, 2002

9401 McKnight Road
Pittsburgh, Pennsylvania
15237-6000
Phone 412-364-0590
Voice Mail 412-364-6070
Fax 412-364-6176
www.stokes-hinds.com

ANTHEM SECURITIES, INC.

SCHEDULE FOR THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2002

NET CAPITAL

Total stockholders' equity	$ 85,506
Deductions and/or charges:	
Non-allowable assets	
Net due to(from) affiliates	6,964
Other deductions and/or charges	6,964
Net capital before haircuts on securities positions (Tentative net capital)	78,542
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Trading and investment securities	
Debt securities	-
Other securities	-
	-
Undue concentrations	-
	-
Net capital	$ 78,542

ANTHEM SECURITIES, INC.

SCHEDULE FOR THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2002

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Due to affiliates	$ 13,253
Total aggregate indebtedness	$ 13,253

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 884
Minimum dollar net capital required	$ 5,000
Net capital requirement	$ 5,000
Excess(deficient) net capital	$ 73,542
Excess(deficient) net capital at 1000%	$ 77,217
Ratio: Aggregate indebtedness to net capital	.17 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II of Form X-17A-5 as of September 30, 2002)

Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 72,075
Audit adjusting journal entries	6,467
Net capital page 10	$ 78,542

Stokes & Hinds, LLC
Certified Public Accountants
& Business Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Members:
American and Pennsylvania Institutes
of Certified Public Accountants
Division for CPA Firms:
SEC Practice Section

To the Stockholder
Anthem Securities, Inc.

In planning and performing our audit of the financial statements and the supplemental schedule of Anthem Securities, Inc. (the "Company") for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9401 McKnight Road
Pittsburgh, Pennsylvania
15237-6000
Phone 412-364-0590
Voice Mail 412-364-6070
Fax 412-364-6176
www.stokes-hinds.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stokes & Hinds, LLC

October 31, 2002